Exhibit 12.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2014	2013	2012	2011	2010

EARNINGS:
Pre-Tax Net Income(a)	$145,858	$116,519	$181,793	$125,376	$169,430
Add:
Total Fixed Charges	38,415	37,081	37,886	42,141	40,735

Total Earnings	$184,273	$153,600	$219,679	$167,517	$210,165

FIXED CHARGES:
Interest on long term debt	$36,233	$34,512	$36,275	$39,097	$38,474
Other Interest (excluding AFUDC)	458	525	(101)	1,363	726
Amortization of Debt Premium, Discount and Expense	345	337	352	414	434
One-third of Rental Expense(b)	1,379	1,707	1,360	1,267	1,101

Total Fixed Charges	$38,415	$37,081	$37,886	$42,141	$40,735

Ratio of Earnings to Fixed Charges	4.8	4.1	5.8	4.0	5.2

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3258	0.3793	0.3947	0.4449	0.3959
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6742	0.6207	0.6053	0.5551	0.6041

Preferred Dividend Requirement	$1,958	$2,127	$2,181	$2,378	$2,185

Combined Fixed Charges and Preferred Dividends	$40,373	$39,208	$40,067	$44,519	$42,920

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.6	3.9	5.5	3.8	4.9

(a) Excludes amounts attributable to income or loss from equity investees.

(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.